Davis Commodities Limited

July 10, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Mara Ransom

Re:	Davis Commodities Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed July 3, 2023
File No. 333-270427

Ladies and Gentlemen:

This letter is in response to the letter dated July 6, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Davis Commodities Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”) is being filed to accompany this letter.

Risk Factors, page 9

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We also note your disclosure addressing price and volume volatility shortly following an offering. However, please either revise your existing risk factor, or include a separate risk factor, to address the potential among relatively smaller public floats for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock run-up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comments, we revised our disclosure on page 4 and page 20 of Amendment No. 3 to include a separate risk factor, to address the potential among relatively smaller public floats for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly.

Use of Proceeds, page 33

2. Please reconcile the estimated net proceeds from this offering of $8.27 million disclosed in the first paragraph of this section to the net proceeds of approximately $4.45 million disclosed on page 36 in your capitalization section, and revise as necessary.

In response to the Staff’s comments, we revised the net proceeds from $8.27 million and $9.14 million to $4.45 million and $5.32 million, respectively, on page 34 of Amendment No. 3.

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Capitalization, page 36

3. Please revise your capitalization table to reflect the application of the net proceeds of your offering, including the repayment of bank borrowings disclosed in use of proceeds on page 33.

In response to the Staff’s comments, we revised our disclosure on page 37 of Amendment No. 3 to reflect the application of the net proceeds of the offering, including the repayment of bank borrowings disclosed in the use of proceeds on page 33.

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2021 and 2022,

4. Please expand your discussion to describe the underlying reasons for the material changes in revenue related to Vietnam and Indonesia. Refer to Instruction 1 to Item 5 of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 47 of Amendment No. 3 to describe the underlying reasons for the material changes in revenue related to Vietnam and Indonesia.

Description of Share Capital, page 114

5. We note that in this section you refer to your second amended and restated memorandum and articles of association, adopted on June 22, 2023, as your "post-offering memorandum and articles of association." However, in the rest of the registration statement you refer to it as the second amended and restated memorandum and articles of association. Seeing as the offering being referred to as "post offering" has not yet occurred, please align this defined term with the rest of the registration statement, or provide an alternative defined term less likely to confuse readers.

In response to the Staff’s comments, we revised the term “post-offering memorandum and articles of association” to “second amended and restated memorandum and articles of association” from page 115 to page 124 of Amendment No. 3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairwoman and Executive Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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